FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2003

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-   Lund Gold Ltd. News Release, Dated July 10, 2003,

-   Letter to Registered Shareholders and Letter of Transmittal.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

August 1, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

September 2, 1997 (306R)

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

August 1, 2003

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND VENTURES LTD

#

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

July 10, 2003

         Trading Symbol:  TSX Venture – LGD

NEWS RELEASE

Lund Gold Ltd. (“Lund”), formerly Lund Ventures Ltd. is pleased to report that the TSX Venture Exchange (“TSX”) has approved Lund’s plan of reactivation.  Lund’s shares resumed trading through the facilities of the TSX at the opening of trading on Thursday, July 10, 2003, on a consolidated basis under the name “Lund Gold Ltd.”

Lund’s plan of reactivation was comprised of three parts: a consolidation and name change; financing; and a property acquisition.

Consolidation and Name Change

Effective today, Lund’s share capital was consolidated on a one for two basis (of which 2,815,140 shares will be outstanding), its authorized capital increased to 200,000,000 common shares without par value and its name changed from Lund Ventures Ltd. to Lund Gold Ltd.

Financings

Lund has completed a non-brokered private placement of 1,235,000 units at a price of $0.10 per unit.  Each unit is comprised of one post-consolidated common share of Lund and one warrant entitling the purchase of an additional post-consolidated common share of Lund at a price of $0.15 per share until July 10, 2005.  The shares issued under the private placement and any shares issued pursuant to the exercise of warrants which form part of the units are subject to a hold period which expires on November 10, 2003.  In addition, Lund has arranged a debt financing of $200,000 in order meet TSX tier maintenance requirements and resume trading.  As part of this debt financing, Lund has issued 400,000 post-consolidated common shares at a deemed price of $0.10 as a bonus to the lender.

Property Acquisition

As it reported in its news release of March 13, 2003, Lund and Hydromet Technologies Limited (“Hydromet”) have been granted the exclusive option to acquire up to a 100% interest in the Aldebarán Property in the State of Amazonia, Brazil (the “Property”) from Global Consultoria Mineral Ltda. (“Global”).

The Property is a newly discovered 10,000 hectare epithermal gold exploration project which is yet to be tested by drilling.  Previous exploration has outlined a geochemically anomalous area (greater than 50 ppb gold) covering approximately 30 square kilometres.  Coincident with the central portion of this anomaly is a hydrothermally altered zone comprised of sericite, sulphides/oxides and multi-episodic quartz veining hosted by early Proterozoic felsic volcanics.  Approximately half of the rock grab samples and chip samples collected from the hydrothermally altered felsic volcanic rocks returned gold values ranging from 50 ppb to 2.74 grams per tonne while one sample returned a gold value of 10.11 grams per ton.

The first phase of exploration, comprised of trenching, auger geochemisty, geological mapping and Induced Polarization geophysical surveying, will begin shortly.  This work is expected to assist in defining drill targets which will be drilled later in the year.

Post-Reactivation Financing

Lund has also reached an agreement with One Click Ventures Inc. (“OVX”) whereby OVX has agreed to subscribe for 2,500,000 units of Lund at a price of $0.10 per unit on a post-consolidation basis (the “OVX Placement”).  Each unit will be comprised of one common share and one transferable share purchase warrant entitling the purchase of an additional post-consolidation common share at a price of $0.15 for a period of two years.  The OVX Placement is expected to close shortly after Lund has completed its reactivation and Lund’s shares have resumed trading.  On completion of the OVX Placement, OVX will forthwith wind-up pursuant to applicable corporate laws and distribute the securities of Lund it acquires pursuant to the OVX Placement pro-rata to the shareholders of OVX.  Lund has agreed to pay a finder’s fee to Canaccord Capital Corp. (“Canaccord”) equal to 10% of the proceeds derived from the OVX Placement and issue to Canaccord agent’s warrants entitling the purchase of up to 625,000 post-consolidated shares of Lund at a price of $0.20 for a period of two years.

Lund is also please to report that Ken Morgan and Mark Brown will join Lund’s Board of Directors on closing the OVX Placement.

On behalf of the Board of Directors of

LUND GOLD LTD.

“J.G. Stewart”

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

<B>February 17, 2003

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

July 21, 2003

New Trading Symbol:  TSX – LGD

To:

REGISTERED SHAREHOLDERS OF LUND VENTURES LTD.

Lund Ventures Ltd. (the “Company”) is pleased to report that pursuant to a special resolution passed by shareholders May 12, 2003, the Company has consolidated its capital on a two (2) old for one (1) new basis.  The name of the Company has also been changed from Lund Ventures Ltd. to Lund Gold Ltd.

Effective at the opening July 10, 2003, the common shares of Lund Gold Ltd. began trading on the TSX Venture Exchange and the common shares of Lund Ventures Ltd. were delisted.  The Company is classified as a “Mining (Except Oil & Gas)” company.

In order to exchange your old Lund Ventures share certificate for new shares of Lund Gold Ltd., shareholders must deliver the enclosed Letter of Transmittal, duly completed and signed, together with the old share certificate(s) to Computershare Trust Company of Canada in Toronto.  Detailed instructions and the address for delivery of the certificate(s) can be found on the backside of the Letter of Transmittal.  You are advised to follow the detailed instructions carefully.  Thank you.

On behalf of the Board of Directors of

LUND GOLD LTD.

Signed “J.G. Stewart”

James G. Stewart

Director

LUND GOLD LTD.

(formerly LUND VENTURES LTD.)

LETTER OF TRANSMITTAL

TO:

COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Lund Ventures Ltd. (“Common Shares”), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of Lund Gold Ltd. on the basis of one (1) share of Lund Gold Ltd. for (2) two shares of Lund Ventures Ltd.   Where the exchange results in a fractional share, the number of Lund Gold Ltd. common shares will be rounded down to the nearest whole common share.

The undersigned authorizes and directs Computershare Trust Company of Canada to issue a certificate for Lund Gold Ltd. to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Lund Gold Ltd.

Name (please print)
Address

City Province Postal Code
Telephone (Office) (Home) ( ) ( )	Social Insurance Number	Tax Identification Number

Date: ___________________________

______________________________________

Signature of Shareholder

INSTRUCTIONS

1.

Use of Letter of Transmittal

(a)

Each shareholder holding share certificate(s) of Lund Ventures Ltd. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company of Canada (the “Trust Company”) at the office listed below.  The method of delivery to the Trust Company is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b)

Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c)

Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder.  Such signature must be guaranteed by an “Eligible Institution”, or in some other manner satisfactory to the Trust Company.

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d)

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(e)

Lund Gold Ltd. reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

1.

Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Trust Company together with a letter stating the loss.  The Trust Company will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

2.

Charge for new Certificate(s):

Each registered shareholder of Lund Ventures Ltd. is entitled, without charge, to have issued to him one certificate under the name of the Company, namely Lund Gold Ltd., for each certificate surrendered by him, whether or not the new certificate is to be issued in the same name as that shown on the certificate surrendered.  A fee of $3.50 plus 7% GST + handling  fees (where applicable), however, must be remitted for each additional certificate required.

3.

Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from The Trust Company at the office listed below.  Any questions should be directed to Computershare Trust Company of Canada at 1-800-564-6253 or by e-mail to caregistryinfo@computershare.com.

By Mail

P.O. Box 7021

By Hand or Courier

100 University Avenue

31 Adelaide St E

9th Floor

Toronto, ON   M5C 3H2

Toronto, ON   M5J 2Y1

Attn:  Corporate Actions

Attn:  Corporate Actions